10/12/18



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
	PJT Partners Inc.
	As of 9/30/2018

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find an Schedule 13G for the above named company showing beneficial ownership, as of 9/30/18 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer

DS:CC
Enclosures

cc:	Office of the Corporate Secretary
	PJT Partners Inc.
	280 Park Ave, 16th Flr
	New York, NY, 10017


	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.  # )*


	PJT Partners Inc.

	(Name of Issuer)


	Common Stock
	(Title of Class of Securities)


	69343T107
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 5 Pages




CUSIP NO. 69343T107                    13G

1NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Eagle Asset Management, Inc.     59-2385219

2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) ______    (B) ______

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED AS OF 9/30/18 BY EACH REPORTING
PERSON WITH:

5 SOLE VOTING POWER
SHARES 1,436,614

6 SHARED VOTING POWER

7 SOLE DISPOSITIVE POWER
SHARES 1,436,614

8 SHARED DISPOSITIVE POWER
#,###,###
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,436,614

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.00%

12 TYPE OF REPORTING PERSON*
IA
*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 5 Pages

Item 1(a)	Name of Issuer:

		PJT Partners Inc.


Item 1(b)	Address of Issuer's Principal Executing Offices:

		280 Park Ave, 16th Flr
		New York, NY, 10017


Item 2(a)	Name of Person Filing:

		Eagle Asset Management, Inc.


Item 2(b)	Address of Principal Business Office:

		880 Carillon Parkway
		St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

		Florida


Item 2(d)	Title of Class of Securities:

		Common Stock


Item 2(e)	CUSIP Number:

		69343T107


Item 3		Type of Reporting Person:

		(e)	Investment Adviser registered under Section
 203 of the Investment Advisors Act of 1940



	Page 3 of 5 Pages

Item 4		Ownership as of September 30, 2018:

		(a)	Amount Beneficially Owned:

			1,436,614 shares of common stock beneficially owned including:

								No. of Shares

			Eagle Asset Management, Inc.	   	     1,436,614

		(b)	Percent of Class:			       7.00%

		(c)	Deemed Voting Power and Disposition Power:

			(i)	      	(ii)		(iii)		(iv)
							Deemed 	    	Deemed
			Deemed	    	Deemed	    	to have	    	to have
			to have	    	to have	    	Sole Power	Shared Power
			Sole Power	Shared Power   	to Dispose	to Dispose
			to Vote or	to Vote or	or to		or to
			to Direct	to Direct	Direct the	Direct the
			to Vote	    	to Vote	    	Disposition	Disposition

Eagle Asset 		1,436,614	----  		1,436,614	----
Management, Inc.


Item 5		Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
	(      )
Item 6		Ownership of More than Five Percent on Behalf of Another Person:

		N/A

Item 7		Identification and Classification of the Subsidiary which Acquired the
Security Being Reported on by the Parent Holding Company:

		N/A


	Page 4 of 5 Pages

Item 8		Identification and Classification of Members of the Group:   N/A

Item 9		Notice of Dissolution of Group:   N/A

Item 10	Certification:

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 30,2018		EAGLE ASSET MANAGEMENT, INC.


				Damian Sousa
				Vice President
				Chief Compliance Officer

















	Page 5 of 5 Pages